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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO/A
                                (Amendment No. 1)

   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   Shelter Properties VII Limited Partnership

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                       (Name of Subject Company (Issuer))

                             AIMCO Properties, L.P.
                   Apartment Investment and Management Company
                                 AIMCO-GP, Inc.
                         Shelter Realty VII Corporation

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                      (Names of Filing Persons -- Offerors)

                            Limited Partnership Units

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                           (Title of Class Securities)

                                      None

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                       (CUSIP Number of Class Securities)

                                 Martha L. Long
                   Apartment Investment and Management Company
                                55 Beattie Place
                                 P.O. Box 1089
                        Greenville, South Carolina 29602
                                 (864) 239-1000

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           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                   Four Times Square New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee

                  TRANSACTION VALUATION*  AMOUNT OF FILING FEE
                  ----------------------  --------------------
                       $  32,500.09             $  4.12

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*        For purposes of calculating the fee only. This amount assumes the purchase of 11,176 units of limited partnership interest of the subject partnership for $5.27 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $126.70 per million of the aggregate amount of cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4.12               Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO/13E-3 Date Filed: November 4, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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                         AMENDMENT NO. 1 TO SCHEDULE TO

         This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO initially filed on November 4, 2004 (the "Schedule TO"). This Amendment No. 1 relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest ("Units") of Shelter Properties VII Limited Partnership, a South Carolina limited partnership (the "Partnership"), at a price of $5.27 per unit in cash, subject to the conditions set forth in the Litigation Settlement Offer dated November 4, 2004 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Copies of the Litigation Settlement Offer and the Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Litigation Settlement Offer.

ITEMS 1 through 11.

         Items 1 through 11 of the Schedule TO are amended and supplemented as follows:

         On December 6, 2004, the Offer expired in accordance with its terms. No Units were tendered or purchased pursuant to the Offer.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         ITEMS 2, 4 through 10 and 12 through 16.

                  Items 2, 4 through 10 and 12 through 16 of Item 13 of the Schedule TO are amended and supplemented as follows:

                  On December 6, 2004, the Offer expired in accordance with its terms. No Units were tendered or purchased pursuant to the Offer.

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                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2004

                                          AIMCO PROPERTIES, L.P.

                                          By: AIMCO-GP, INC.
                                              Its General Partner

                                          By: /s/ MARTHA L. LONG
                                              ----------------------------------
                                              Martha L. Long
                                              Senior Vice President

                                          APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY

                                          By: /s/ MARTHA L. LONG
                                              ----------------------------------
                                              Martha L. Long
                                              Senior Vice President

                                          AIMCO-GP, INC.

                                          By: /s/ MARTHA L. LONG
                                              ----------------------------------
                                              Martha L. Long
                                              Senior Vice President

                                          SHELTER REALTY VII CORPORATION

                                          By: /s/ MARTHA L. LONG
                                              ----------------------------------
                                              Martha L. Long
                                              Senior Vice President

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